mr



14030197

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
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SEC Processing Section
FEB 24 2014
Washington DC
124

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8-67091 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DWM FINANCE LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

750 WASHINGTON BLVD, #500
(No. and Street)

STAMFORD (City) CT (State) 06820 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ODETA TOLLIVER 203.655.5453
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DEMETRIUS BERKOWER LLC
(Name – *if individual, state last, first, middle name*)

517 ROUTE 1, #4103 (Address) ISELIN (City) NJ (State) 08830 (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OD 3/14/14

## OATH OR AFFIRMATION

I, Judy Kirst Kolkman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AWM Finance LLC, as of 12/31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Member

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Subscribed and Sworn to before me this 12th day of February, 2014


LISETTE UKPERAJ
Notary Public, State of Connecticut
My Commission Expires
March 31, 2018

# DWM FINANCE LLC

# FINANCIAL STATEMENTS
# AND SUPPLEMENTAL INFORMATION
# PURSUANT TO RULE 17a-5 OF THE
# SECURITIES AND EXCHANGE COMMISSION

# DECEMBER 31, 2013

# DWM FINANCE LLC

## CONTENTS



DEMETRIUS BERKOWER LLC
Certified Public Accountants and Advisors

# INDEPENDENT AUDITORS' REPORT

To the Member of
**DWM Finance LLC**

### Report on the Financial Statements

We have audited the accompanying statement of financial condition of **DWM Finance LLC** (the "Company"), as of December 31, 2013, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United Sates of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Wayne Plaza II, 155 Route 46, Wayne, NJ 07470-6831 • P (973) 812-0100 • F (973) 812-0750
517 Route One, Iselin, NJ 08830 • P (732) 781-2712 • F (732) 781-2732
www.demetriusberkower.com




IAPA
INTERNATIONAL
Global Support Local Knowledge

**Opinion**

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **DWM Finance LLC** as of December 31, 2013 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

**Other Matter**

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Demetrius Berkower LLC

Demetrius Berkower LLC

Iselin, New Jersey
February 14, 2014

# DWM FINANCE LLC

## STATEMENT OF FINANCIAL CONDITION

| | December 31, 2013 |
|---|---|
| **ASSETS** | |
| Cash | $ 81,110 |
| Placement and service fee receivable | 26,887 |
| Prepaid expenses and other assets | 10,790 |
| Total assets | $ 118,787 |
| **LIABILITIES AND MEMBER'S EQUITY** | |
| Liabilities | |
| Accounts payable and accrued expenses | $ 9,000 |
| Due to affiliate | 33,924 |
| Total liabilities | 42,924 |
| Member's equity | 75,863 |
| Total liabilities and member's equity | $ 118,787 |

See accompanying notes to financial statements.

# DWM FINANCE LLC

## STATEMENT OF OPERATIONS

| | Year Ended December 31, 2013 |
|---|---|
| **Revenues** | |
| Placement and service fees | $ 26,887 |
| **Expenses** | |
| Compensation | 430,068 |
| Professional fees | 36,735 |
| Rent | 23,956 |
| Regulatory fees | 10,082 |
| Other expenses | 36,285 |
| Total expenses | 537,126 |
| **Net loss** | $ (510,239) |

See accompanying notes to financial statements.

# DWM FINANCE LLC

## STATEMENT OF CHANGES IN MEMBER'S EQUITY

| | Year Ended December 31, 2013 |
|---|---|
| **Member's equity,** beginning of year | $ 130,003 |
| **Contributions** | 456,099 |
| **Net loss** | (510,239) |
| **Member's equity,** end of year | $ 75,863 |

See accompanying notes to financial statements.

# DWM FINANCE LLC

## STATEMENT OF CASH FLOWS

| | Year Ended December 31, 2013 |
|---|---|
| **Cash flows from operating activities** | |
| Net loss | $ (510,239) |
| Adjustments to reconcile net loss to net cash used in operating activities: | |
| Rent | 23,956 |
| Compensation | 430,068 |
| Miscellaneous | 36,000 |
| Changes to operating assets and liabilities | |
| Prepaid expenses and other assets | (2,301) |
| Placement and service fee receivable | (26,887) |
| Accounts payable and accrued expenses | (5,297) |
| **Net cash used by operating activities** | (54,700) |
| **Net change in cash** | (54,700) |
| **Cash,** beginning of year | 135,810 |
| **Cash,** end of year | $ 81,110 |

**Supplemental disclosures of noncash fianancing information**

During the year ended December 31, 2013, member contributions included $456,099 in exchange for various expense sharing items.

See accompanying notes to financial statements.

## 1. Nature of Operations and Summary of Significant Accounting Policies

*Nature of Operations*

DWM Finance LLC (the "Company") was formed under the laws of the State of Connecticut in March 2005 and became a wholly owned subsidiary of DWM Holdings, LLC (the "Parent") on December 21, 2007. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer in securities and has been a member of the Financial Industry Regulatory Authority ("FINRA") since September 18, 2006. The activities of broker-dealers are regulated by industry rules developed through the Securities Exchange Act of 1934 and rules and regulations of the FINRA. The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i). The Company does not maintain possession or control of any customer funds or securities and is exempt from the requirements of SEC Rule 15c3-3.

The Company is an investment bank that provides debt and equity structuring services, debt and equity capital placement, mergers, acquisition advisory services and financial advisory services primarily to microfinance institutions in the developing world. The Company earns advisory fees as well as fees based on the value of transactions. The Company places securities for third parties as well as for funds managed by its affiliate, DWM Asset Management LLC.

*Basis of Presentation*

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

*Use of Estimates*

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

*Revenue Recognition*

Revenues are recognized when the Company's service fees have been earned, services are complete, revenues are determinable, and collection is determined as reasonably assured.

*Concentration of Credit Risk*

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash balances in banks which at times may be in excess of the Federal Deposit Insurance Corporation (FDIC) insured limits. It is the Company's policy to review, as necessary, the credit standing of such counterparties.

*Translation of Foreign Currencies*

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, whereas the income statement amounts are translated as of the transaction date. Gains or losses resulting from foreign currency transactions are included in net income.

## 1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

*Income Taxes*

The Company's net income or loss is reported on its Parent's return. The Company is not a taxpaying entity for Federal income tax purposes and thus no Federal income tax expense has been recorded in the accompanying financial statements. Income of the Company is taxed to the member in its respective returns.

In accordance with GAAP, the Company's management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement with the relevant taxing authority. Based on its analysis, the Company's management has determined it has not incurred any liability for unrecognized tax benefits as of December 31, 2013. The Company does not expect that its assessment regarding unrecognized tax benefits will materially change over the next twelve months. However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, compliance with U.S. federal and U.S. state tax laws, and changes in the administrative practices and precedents of the relevant taxing authorities.

With few exceptions, the Company is no longer subject to income tax examinations by U.S. federal, state or local tax authorities for years before 2010, which is the standard statute of limitations look-back period.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax fees payable, if assessed. No interest expense or penalties have been recognized as of and for year ended December 31, 2013.

## 2. Related-Party Transactions

The Company is a party to an Expense Sharing Agreement with DWM Asset Management, LLC (the "Related Party"), another company wholly owned by the Parent. Under the terms of this agreement, the Related Party pays all rent in addition to certain other expenses including personnel, telephone, and office expenses and apportions a fixed amount via the Parent to the Company. Expense sharing charges totaled $490,024 for the year ended December 31, 2013.

## 3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the Company to maintain a minimum net capital of the greater of 6 2/3% of aggregate indebtedness or $5,000 minimum dollar net capital, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2013, the Company has net capital of $38,186, which was $33,186 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital is 112.41%.

## 4. Revenue Concentration

The Company has been dependent on a relatively small number of customers for a substantial portion of its revenue, although the customers comprising this group have changed from time to time. In 2013 100% of the revenue earned was received from DWM Inclusive Finance Equity Fund II, a related party. The amount receivable as of December 31, 2103 is $26,887.

## 5. Subsequent Events

The Company has evaluated subsequent events for potential recognition and disclosure and has not identified any additional subsequent events that required adjustment or disclosure in these financial statements.

# DWM FINANCE LLC

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

| | | December 31, 2013 |
|---|---|---|
| **Total member's equity** | | $ 75,863 |
| **Deductions** | | |
| Non-allowable assets: | | |
| Placement and service fee receivable | $ 26,887 | |
| Prepaid expenses | 10,790 | |
| Total non-allowable assets | | 37,677 |
| **Net capital** | | $ 38,186 |
| **Aggregate indebtedness** | | |
| Accounts payable and accrued expenses | $ 9,000 | |
| Due to affiliate | 33,924 | |
| | | $ 42,924 |
| **Computation of basic net capital requirement** | | |
| Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $5,000 minimum dollar net capital) | | $ 5,000 |
| **Excess net capital** | | $ 33,186 |
| **Percentage of aggregate indebtedness to net capital** | | 112.41% |

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2013.

# DWM FINANCE LLC

## STATEMENT REGARDING EXEMPTION FROM RESERVE REQUIREMENT

**December 31, 2013**

The Company does not effect transactions for customers, as defined in Rule 15c3-3 and accordingly claims exemption from preparing the computations as defined in this Rule.

# DWM FINANCE LLC

## SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS' ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

## DECEMBER 31, 2013



**DEMETRIUS BERKOWER LLC**
Certified Public Accountants and Advisors

## SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS' ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Member of
**DWM Finance LLC**

In planning and performing our audit of the financial statements of **DWM Finance LLC** (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Wayne Plaza II, 155 Route 46, Wayne, NJ 07470-6831 • P (973) 812-0100 • F (973) 812-0750
517 Route One, Iselin, NJ 08830 • P (732) 781-2712 • F (732) 781-2732
www.demetriusberkower.com

**A PCAOB REGISTERED FIRM**

New Jersey • California • Cayman Islands


IAPA
INTERNATIONAL
Global Support Local Knowledge

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Demetrius Berkower LLC

Iselin, New Jersey
February 14, 2014